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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)/1/




                           Teledyne Technologies, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)


                                   879360 10 5
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                November 29, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]     Rule 13d-1(b)
 [X]     Rule 13d-1(c)
 [ ]     Rule 13d-1(d)


                         (Continued on following pages)
                                Page 1 of 4 Pages


- ----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------                                      -----------------
CUSIP No. 879360 10 5                     13G                  Page 2 of 4 Pages
-------------------------                                      -----------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Caroline W. Singleton, Sole Trustee of the Singleton Family Trust,
        SS# ###-##-####
-------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)[ ]
                                                             (B)[ ]
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3    SEC USE ONLY


-------------------------------------------------------------------------------
4    CITIZEN OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------

     NUMBER OF        5      SOLE VOTING POWER
      SHARES
                               1,999,900
                     ----------------------------------------------------------
     BENEFICIALLY     6      SHARED VOTING POWER
       OWNED BY
                               0
                     ----------------------------------------------------------
       EACH           7      SOLE DISPOSITIVE POWER
     REPORTING
                               1,999,900
                     ----------------------------------------------------------
     PERSON WITH      8      SHARED DISPOSITIVE POWER

                              0
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,999,900
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                       [ ]
        Not Applicable
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.5% of outstanding shares
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------


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        -------------------------                     -------------------------
        CUSIP No.   879360 10 5          13G              Page 3 of 4 Pages
        -------------------------                     -------------------------



ITEM 1(a).     NAME OF ISSUER.

        Teledyne Technologies, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

        2049 Century Park East
        Los Angeles, California  90067-3101

ITEMS 2(a)     NAME OF PERSON FILING; ADDRESS OF
AND 2(b).      PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

        Caroline W. Singleton
        Sole Trustee of the Singleton Family Trust
        335 N. Maple Drive, Suite 177
        Beverly Hills, California  90210

ITEM 2(c).     CITIZENSHIP.

        I am a United States citizen. The Singleton Family Trust is a revocable trust administered under the laws of the State of California.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

        Common Stock, $.01 par value per share.

ITEM 2(e).     CUSIP NUMBER.

        879360 10 5

ITEM 3.        FILINGS PURSUANT TO RULES 13D-1(b) OR 13D-2(b):

        N/A.

ITEM 4.        OWNERSHIP.

        I am the sole trustee of the Singleton Family Trust. I have sole investment and dispositive powers with respect to the 1,999,900 shares (the "SHARES") of the common stock, $.01 par value per share (the "COMMON STOCK"), of Teledyne Technologies, Inc. (the "COMPANY") held by the Singleton Family Trust. The Shares represent 7.5% of the Company's outstanding shares of Common Stock as of November 29, 1999.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        N/A.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        N/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        N/A.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        N/A.


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        -------------------------                     -------------------------
        CUSIP No. 879360 10 5            13G               Page 4 of 4 Pages
        -------------------------                     -------------------------


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

        N/A.

ITEM 10.       CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000




                                                 /s/ CAROLINE W. SINGLETON
                                            ------------------------------------
                                            Caroline W. Singleton, Sole Trustee
                                            of the Singleton Family Trust


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